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SEC 02005696 COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED FEB 2 6 2002 WASH, D.C. 354

SEC FILE NUMBER
8-14685

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Lincoln Financial Advisors Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
200 East Berry Street
(No. and Street)
Fort Wayne, Indiana, 46802-2706
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Matthew E. Lynch **(860) 466-1316**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

110 West Berry Street, Suite 2300 **Fort Wayne** **IN** **46802**
(Address) (City) (State) (Zip Code)

CHECK ONE:
- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 3/21

SEC 1410 (7-00) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew E. Lynch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Lincoln Financial Advisors Corporation, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Chief Financial Officer
Title



Notary Public

This report** contains (check all applicable boxes):

x (a) Facing page.
x (b) Statement of Financial Condition.
x (c) Statement of Operations.
x (d) Statement of Cash Flows.
x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
x (g) Computation of Net Capital.
x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
x (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
x (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
x (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDITED REPORT

DATE—DECEMBER 31, 2001

LINCOLN FINANCIAL ADVISORS CORPORATION
(Name of Respondent)

200 East Berry Street, Fort Wayne, IN 46802-2706
(Address of principal executive office)

Matthew E. Lynch
Senior Vice President
and Chief Financial and Administrative Officer
Lincoln Financial Advisors Corporation
200 East Berry Street
Fort Wayne, IN 46802-2706

(Name and Address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Financial Statements and Supplementary Information

LINCOLN FINANCIAL ADVISORS CORPORATION

Years ended December 31, 2001 and 2000 with Report of Independent Auditors

Lincoln Financial Advisors Corporation

Financial Statements and Supplementary Information

Years ended December 31, 2001 and 2000

Contents

ERNST & YOUNG

Ernst & Young LLP
National City Center
Suite 2300
110 West Berry Street
Fort Wayne, Indiana 46802

Phone: (219) 424-2233
Fax: (219) 425-4899
www.ey.com

Report of Independent Auditors

Board of Directors
Lincoln Financial Advisors Corporation

We have audited the accompanying statements of financial condition of Lincoln Financial Advisors Corporation (an indirect, wholly owned subsidiary of Lincoln National Corporation) as of December 31, 2001 and 2000, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of management of Lincoln Financial Advisors Corporation. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Financial Advisors Corporation at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

January 30, 2002

Lincoln Financial Advisors Corporation

Statements of Financial Condition

	December 31 2001	December 31 2000
Assets		
Cash and cash equivalents	**$ 48,333,548**	$ 36,809,078
Investment in mutual fund (cost $165,388)	**166,748**	198,886
Investment in common stock (cost $124,100)	**124,100**	124,100
Receivables:		
Commissions and fees	**15,086,366**	16,134,646
Affiliates	**5,169,103**	2,672,194
Deferred income tax benefit	**348,678**	963,935
Other assets	**34,276**	77,542
Property and equipment:		
Computer software costs	**1,149,963**	813,999
Leasehold improvements	**153,640**	153,640
	1,303,603	967,639
Less accumulated depreciation	**(751,112)**	(593,244)
Net property and equipment	**552,491**	374,395
Total assets	**$ 69,815,310**	$ 57,354,776
Liabilities and stockholder's equity		
Bank overdraft	**$ -**	$ 533,385
Payable to vendors	**25,332**	9,598
Payable to affiliates	**7,506,903**	3,673,718
Deferred revenue	**2,394,588**	2,821,544
Accrued commissions	**10,272,159**	11,789,123
Accrued compensation and benefits	**1,973,214**	2,437,887
Other liabilities	**970,971**	4,809
Total liabilities	**23,143,167**	21,270,064
Stockholder's equity:		
Common stock, $100 par value:		
Authorized, issued and outstanding shares—5,000	**500,000**	500,000
Additional paid-in capital	**125,000**	125,000
Donated capital	**11,348,917**	9,036,253
Retained earnings	**34,698,226**	26,423,459
Total stockholder's equity	**46,672,143**	36,084,712
Total liabilities and stockholder's equity	**$ 69,815,310**	$ 57,354,776

See accompanying notes.

Lincoln Financial Advisors Corporation

Statements of Income

	Year ended December 31	
	2001	**2000**
Revenues:		
Commissions and fees	**$ 176,298,893**	$ 199,487,970
Interest and dividends	**2,185,676**	3,011,770
Unrealized appreciation (depreciation) in mutual fund investment	**(32,138)**	(119,653)
Total revenues	**178,452,431**	202,380,087
Expenses:		
Commissions and agency expenses	**78,743,408**	109,647,110
Service charges from affiliates	**3,984,065**	3,748,556
Salaries, wages and benefits	**8,884,828**	8,494,012
Licenses and fees	**885,823**	977,634
State and other taxes	**5,725,324**	6,268,195
Professional services	**774,699**	174,277
Office expenses	**1,376,323**	1,147,508
Other general and administrative expenses	**16,998,251**	16,672,848
Total expenses	**117,372,721**	147,130,140
Income before federal income taxes	**61,079,710**	55,249,947
Federal income taxes	**21,404,943**	18,888,245
Net income	**$ 39,674,767**	$ 36,361,702

See accompanying notes.

Lincoln Financial Advisors Corporation

Statements of Changes in Stockholder's Equity

	Year ended December 31	
	2001	**2000**
Common stock— balance at beginning and end of year	**$ 500,000**	$ 500,000
Additional paid-in capital— balance at beginning and end of year	**125,000**	125,000
Donated capital:		
Balance at beginning of year	**9,036,253**	13,805,134
Additions, net of income taxes	**40,512,664**	32,431,119
Dividends paid	**(38,200,000)**	(37,200,000)
Balance at end of year	**11,348,917**	9,036,253
Retained earnings:		
Balance at beginning of year	**26,423,459**	21,261,757
Net income	**39,674,767**	36,361,702
Dividends paid	**(31,400,000)**	(31,200,000)
Balance at end of year	**34,698,226**	26,423,459
Stockholder's equity at end of year	**$ 46,672,143**	$ 36,084,712

See accompanying notes.

Lincoln Financial Advisors Corporation

Statements of Cash Flows

	Year ended December 31	
	2001	**2000**
Operating activities		
Net income	**$ 39,674,767**	$ 36,361,702
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized depreciation in mutual fund	**32,138**	119,653
Deferred income tax expense (benefit)	**489,634**	(743,543)
Depreciation	**157,868**	186,922
Changes in operating assets and liabilities:		
Receivables:		
Commission and fees	**1,048,280**	(5,116,095)
Affiliates	**(2,371,286)**	5,892,577
Other assets	**43,266**	46,135
Bank overdraft	**(533,385)**	364,535
Payable to affiliates	**3,833,185**	(2,260,994)
Deferred revenue	**(426,956)**	783,630
Payable to vendors	**15,734**	(167,033)
Accrued commissions	**(1,516,964)**	5,400,227
Accrued compensation and benefits	**(464,673)**	461,231
Other liabilities	**966,162**	(161,150)
Cash provided by operating activities	**40,947,770**	41,167,797
Investing activities		
Purchase of common stock	**-**	(124,100)
Purchase of computer software	**(335,964)**	(402,654)
Cash used in investing activities	**(335,964)**	(526,754)
Financing activities		
Donated capital	**40,512,664**	32,431,119
Dividends paid to stockholder from donated capital	**(38,200,000)**	(37,200,000)
Dividends paid to stockholder from retained earnings	**(31,400,000)**	(31,200,000)
Cash used in financing activities	**(29,087,336)**	(35,968,881)
Increase in cash and cash equivalents	**11,524,470**	4,672,162
Cash and cash equivalents at beginning of year	**36,809,078**	32,136,916
Cash and cash equivalents at end of year	**$ 48,333,548**	$ 36,809,078

See accompanying notes.

1. Organization and Accounting Policies

Description of Business

Lincoln Financial Advisors Corporation ("LFA") is a registered broker-dealer and investment advisor engaged principally in the distribution of securities, including certain mutual funds, limited partnerships and individual issue equity and fixed income securities. LFA is licensed to engage in broker-dealer and investment advisor activity throughout the United States. LFA is a wholly owned subsidiary of Lincoln Life and Annuities Distributors, Inc. ("LLAD"), formerly Lincoln Financial Group, Inc., which is a wholly owned subsidiary of The Lincoln National Life Insurance Company ("Lincoln Life"), which is a wholly owned subsidiary of Lincoln National Corporation ("LNC").

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States. These financial statements comply with the requirements of the Securities and Exchange Commission ("SEC") pertaining to the Financial and Operational Combined Uniform Single ("FOCUS") Report.

The preparation of the financial statements of LFA requires management to make estimates and assumptions that affect amounts reported in the financial statements and the accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Commission Revenue and Expense

Commission revenue for customers' securities transactions and related commission expenses are recorded on a settlement-date basis, which does not deviate materially from a trade-date basis. Asset-based commissions and related commission expenses are recorded as earned based on a contractual percentage of customer deposits. Wrap fee income, also referred to as assets under management fee income, is received one quarter in arrears. An accrual is recorded for fee income, resulting in an accrual necessary for the commissions to be paid on the fee income.

Cash and Cash Equivalents

Cash and cash equivalents, which are carried at cost, include all highly liquid debt instruments purchased with a maturity of three months or less and therefore, carrying value approximates fair value. Interest income on the LNC short-term investment pool is accrued as earned. Cash of $500,000 as of December 31, 2001 and 2000, has been segregated in a special bank account for the benefit of customers under Rule 15c3-3 of the SEC.

1. Organization and Accounting Policies (continued)

Investments in Mutual Fund and Common Stock

Investment in mutual fund is stated at fair value with unrealized appreciation (depreciation) included in revenue. Fair value is determined based on quoted market prices of these securities. Investment in common stock is stated at cost, which approximates fair value.

Income Taxes

LFA has elected to file consolidated federal and state income tax returns with LLAD, Lincoln Life and LNC. Pursuant to an intercompany tax sharing agreement with LNC, LFA provides for income taxes on a separate return filing basis. The tax sharing agreement also provides that LFA will receive benefit for net operating losses, capital losses and tax credits which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC.

Data Processing Equipment and Computer Software Costs

Data processing equipment and computer software costs are carried at cost less allowances for depreciation. Depreciation is computed using the straight-line method over five years.

Leasehold Improvements

Leasehold improvements are carried at cost less allowances for depreciation. Depreciation is computed using the straight-line method over five years.

Deferred Revenue

Cash received in advance for financial planning contracts is recorded as deferred revenue until delivery of the financial plan to the respective customer.

2. Donated Capital

LFA receives commissions and expense allowances for sales of securities by registered representatives of certain affiliated companies. Because these commissions and expense allowances do not represent revenues of LFA, the amounts received, net of applicable income taxes, have been recorded as donated capital. These transactions increased (decreased) donated capital as follows:

	Year ended December 31	
	2001	**2000**
Commissions and expense allowances	**$ 64,874,506**	$ 51,898,937
Federal income taxes	**(21,814,512)**	(17,462,910)
State income taxes	**(2,547,330)**	(2,004,908)
	$ 40,512,664	$ 32,431,119

3. Federal Income Taxes

Income taxes paid, including taxes paid on net additions to donated capital, amounted to $48,253,742 in 2001 and $46,377,913 in 2000. Income tax expense includes a deferred tax expense (benefit) of $489,634 and ($743,543) in 2001 and 2000, respectively. The deferred income tax benefit in the statement of financial condition consists principally of tax benefits associated with retirement benefit accruals. Payable to affiliates includes federal income taxes payable of $2,294,053 and $2,102,282 at December 31, 2001 and 2000, respectively.

4. Agreements and Transactions With Affiliates

Included in cash and cash equivalents is $46,238,096 and $33,847,508 at December 31, 2001 and 2000, respectively, representing LFA's participation in the LNC short-term investment pool. Interest income on investments in the LNC short-term pool in 2001 and 2000 was $2,183,155 and $2,962,975, respectively.

Service charges are allocated to LFA by certain affiliates for corporate and administrative services provided.

4. Agreements and Transactions With Affiliates (continued)

Commissions and agency expenses include $16,616,746 in 2000 paid to Lincoln Life for allowances and bonuses earned by Lincoln Life agents. Effective January 1, 2001, allowance and bonuses are no longer paid to Lincoln Life. Agency allowances and bonuses totaling $56,096,209 in 2001 and $44,103,591 in 2000 earned by LLAD agents could not be paid to LLAD in accordance with certain securities regulations since LLAD is not a registered broker-dealer and, accordingly, such amounts are not included in expenses of LFA.

5. Contingencies

LFA is involved in various pending or threatened legal proceedings arising from the conduct of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. The lawsuits allege a number of causes of action, including (1) allegations that LFA registered representatives provided improper inducements to persuade the plaintiffs to undertake an unsuitable investment, (2) allegations by plaintiffs of fraudulent misrepresentation associated with estate planning services, (3) allegations by plaintiffs of unauthorized trading by LFA registered representatives, (4) allegations by a plaintiff of sexual harassment and hostile work environment, (5) allegations by plaintiffs that they were induced to surrender policies inappropriately and (6) allegations by a former agent that LFA acted wrongfully to exclude him from participation in commissions.

The ultimate outcome of these matters cannot presently be determined. LFA denies any liability and intends to vigorously defend the lawsuits and its position in arbitration cases.

6. Net Capital Requirements

LFA is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by Rule 15c3-1 may not exceed 15 to 1. Minimum net capital for LFA at December 31, 2001 was $1,542,878. At December 31, 2001, LFA had net capital of $24,966,393, which was $23,423,515 in excess of its required net capital of $1,542,878. LFA's net capital ratio was .927 to 1.

SUPPLEMENTARY INFORMATION

Schedule I

Lincoln Financial Advisors Corporation

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2001

Net capital	
Total stockholder's equity	$ 46,672,143
Deduct total nonallowable assets and other deductions	21,680,738
Tentative net capital	24,991,405
Haircuts on securities	25,012
Net capital	$ 24,966,393
Computation of aggregate indebtedness	
Total aggregate indebtedness	$ 23,143,167
Ratio: aggregate indebtedness to net capital	.927 to 1
Computation of basic net capital requirement	
Net capital requirement (greater of $250,000 or 6-2/3% of aggregate indebtedness)	$ 1,542,878
Excess net capital	$ 23,423,515
Excess net capital at 1,000%	$ 22,652,076

Schedule II

Lincoln Financial Advisors Corporation

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2001

Credit balances	
Free credit and other credit balances	$ -
Total credit items	$ -
Debit balances	
Secured customer debit balances	
Less 1%	-
Total debit items	$ -
Excess of total credits over total debits	$ -
Required deposit	$ -

Schedule III

Lincoln Financial Advisors Corporation

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2001

Market valuation and number of items:

1. Customers' fully paid securities and excess margin securities not in LFA's possession or control as of December 31, 2001 (for which instructions to reduce to possession or control had been issued) but for which the required action was not taken by LFA within the time frames specified under Rule 15c3-3.	$ -
A. Number of items.	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2001, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
A. Number of items.	-

Lincoln Financial Advisors Corporation

Statement Pursuant to SEC Rule 17a-5(d)(4)

As of December 31, 2001

There were no material differences between the Computation of Net Capital Pursuant to SEC Rule 15c3-1 and the Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 included in the accompanying supplementary information and the computation included in the LFA's corresponding unaudited Form X-17a-5, Part II filing as of December 31, 2001.

ERNST & YOUNG

Ernst & Young LLP
National City Center
Suite 2300
110 West Berry Street
Fort Wayne, Indiana 46802

Phone: (219) 424-2233
Fax: (219) 425-4899
www.ey.com

Report of Independent Auditors on Internal Accounting Controls Required by SEC Rule 17a-5

Board of Directors
Lincoln Financial Advisors Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Lincoln Financial Advisors Corporation ("LFA") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by LFA, including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because LFA does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by LFA in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of LFA is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which LFA has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that LFA's practices and procedures were adequate at December 31, 2001 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

January 30, 2002